September 26, 2018

John Stippick
Chairman
MC Endeavors, Inc.
33865 Mariana Unit C
Dana Point, CA 92629

       Re: MC Endeavors, Inc.
           Offering Statement on Form 1-A
           Filed August 30, 2018
           File No. 024-10892

Dear Mr. Stippick:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed August 30, 2018

General, page i

1. Please reconcile your disclosure on page 5 of Part I that the estimated net proceeds to the issuer will be $1,000,000 with the disclosure on page 3 of your Offering Circular that the net proceeds will be $970,000 and your disclosure on page 12 of the Offering Circular that the net proceeds will be $1,470,00. In this regard, we also note your disclosure on page
      29 that you are offering up to $3,000,000 of securities.
2. Please revise to provide information as of June 30, 2018. In this regard we note, by way of example and not limitation, your references to information as of March 31, 2018 in your Risk Factor disclosure and in your Management's Discussion and Analysis of
      Financial Condition and Results of Operations disclosure.
 John Stippick
FirstName LastNameJohn Stippick
MC Endeavors, Inc.
Comapany 26, 2018 Endeavors, Inc.
September NameMC
September 26, 2018 Page 2
Page 2
FirstName LastName
Summary, page 2

3. We note your disclosure, "Room 21 is engaged in the business of utilizing a single core platform, Room 21, to produce, distribute and monetize online communities for individuals and businesses to interact with industries ranging from industrial business to healthcare to entertainment. The Room 21 proprietary platform utilizes an internal replication technology and is branded to each social app, industry vertical, event, film, or online contest we produce." Please revise to discuss your business operations in more detail so that potential investors can understand how you generate revenue. Please make corresponding revisions to the disclosure in your Business section. Dilution, page 14

4. As you have included June 30, 2018 interim financial statements in your filing, please revise your dilution table to include updated financial information as of June 30, 2018 rather than as of March 31, 2018.


5. Please provide a table comparing the average price paid by officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year to investors in this offering. In addition, disclose the percentage of ownership of the two groups. See Item 4 of Form 1-A.
Distribution
Pricing of the Offering, page 15

6. Remove the reference to "the Underwriter" in this section to be consistent with your coverpage disclosure.
Management's Discussion and Analysis Of Financial Condition and Results of Operations
Management's Discussion and Analysis, page 17

7. Please revise your disclosures to discuss your financial results for the six-months ended
         June 30, 2018 rather than the three months ended March 31, 2018. Please also disclose the causes of material changes from period to period in your financial statement line items.
         Refer to Instruction to Item 9(a) of Form 1-A.
Principal Stockholders, page 26

8.       Please revise to provide a beneficial ownership table. See Item 12 of
Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 John Stippick
MC Endeavors, Inc.
September 26, 2018
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene (Staff Accountant) at 202-551-3733 or John Cash
(Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or Kate McHale (Staff Attorney) at 202-551-3464 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Stippick
                                                            Division of
Corporation Finance
Comapany NameMC Endeavors, Inc.
                                                            Office of
Manufacturing and
September 26, 2018 Page 3                                   Construction
FirstName LastName